Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Orthovita, Inc.:

We consent to the use of our reports dated March 16, 2009, with respect to the consolidated balance sheets of Orthovita, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 Annual Report on Form 10-K of Orthovita, Inc., incorporated herein by reference.

/s/ KPMG LLP

Philadelphia, Pennsylvania

August 12, 2009